UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sinclair Broadcast Group, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

829226109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	829226109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hoplite Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

3,903,646

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

3,903,646

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,903,646

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	829226109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hoplite Capital Management, L.P.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

6,422,998

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

6,422,998

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,422,998

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

* Hoplite Capital Management, L.P. filed its initial Schedule 13G under the name Hoplite Capital Management, LLC, as such filing was made prior to its December 2014 conversion from a limited liability company to a limited partnership.

CUSIP No.	829226109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hoplite Capital General Partner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

6,422,998

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

6,422,998

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,422,998

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	829226109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John T. Lykouretzos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

6,422,998

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

6,422,998

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,422,998

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	829226109

Item 1.	(a).	Name of Issuer:

Sinclair Broadcast Group, Inc.

(b).	Address of issuer's principal executive offices:

10706 Beaver Dam Road Hunt Valley, MD 21030

Item 2.	(a).	Name of person filing:

This statement is filed by the entities and persons listed below, all of whom are together referred to herein as "Reporting Persons":

Hoplite Offshore Master Fund, Ltd.
Hoplite Capital Management, L.P.
Hoplite Capital General Partner, LLC
John T. Lykouretzos

(b).	Address or principal business office or, if none, residence:

Hoplite Offshore Master Fund, Ltd
c/o Hoplite Capital Management, L.P.
810 Seventh Avenue, 34th Floor
New York, NY 10019

Hoplite Capital Management, L.P.
810 Seventh Avenue, 34th Floor
New York, NY 10019

Hoplite Capital General Partner, LLC
810 Seventh Avenue, 34th Floor
New York, NY 10019

John T. Lykouretzos
c/o Hoplite Capital Management, L.P.
810 Seventh Avenue, 34th Floor
New York, NY 10019

(c).	Citizenship:

Hoplite Offshore Master Fund, Ltd. – Cayman Islands
Hoplite Capital Management, L.P. – Delaware, United States
Hoplite Capital General Partner, LLC – Delaware, United States
John T. Lykouretzos – United States

(d).	Title of class of securities:

Class A Common Stock

(e).	CUSIP No.:

829226109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Hoplite Offshore Master Fund, Ltd. – 3,903,646 shares
Hoplite Capital Management, L.P. -- 6,422,998 shares
Hoplite Capital General Partner, LLC -- 6,422,998 shares
John T. Lykouretzos – 6,422,998 shares

(b)	Percent of class:

Hoplite Offshore Master Fund, Ltd – 5.6% Hoplite Capital Management, L.P. – 9.2% Hoplite Capital General Partner, LLC – 9.2% John T. Lykouretzos – 9.2%

(c)	Number of shares as to which Hoplite Offshore Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	3,903,646	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	3,903,646	.

(c)	Number of shares as to which Hoplite Capital Management, L.P. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	6,422,998	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	6,422,998	.

(c)	Number of shares as to which Hoplite Capital General Partner, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	6,422,998	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	6,422,998	.

(c)	Number of shares as to which John T. Lykouretzos has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	6,422,998	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	6,422,998	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The securities reported in this Schedule 13G are beneficially owned by the advisory clients of Hoplite Capital Management, L.P.  With the exception of Hoplite Offshore Master Fund, Ltd, none of the advisory clients own more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
(Date)

Hoplite Capital Management, L.P.*+

/s/ John T. Lykouretzos
(Signature)

John T. Lykouretzos, Chief Executive Officer of its General Partner
(Name/Title)

Hoplite Capital General Partner, LLC*+

/s/ John T. Lykouretzos
(Signature)

John T. Lykouretzos, Chief Executive Officer
(Name/Title)
Hoplite Offshore Master Fund, Ltd.

/s/ John T. Lykouretzos
(Signature)

John T. Lykouretzos, Director
(Name/Title)

/s/ John T. Lykouretzos *+
(Signature)

John T. Lykouretzos
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

+Principal of the investment manager or investment manager to the entity in whose account the reported securities are held.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 13, 2015 relating to the Common Stock of Sinclair Broadcast Group, Inc shall be filed on behalf of the undersigned.

February 13, 2015
(Date)

Hoplite Capital Management, L.P.*+

/s/ John T. Lykouretzos
(Signature)

John T. Lykouretzos, Chief Executive Officer of its General Partner
(Name/Title)

Hoplite Capital General Partner, LLC*+

/s/ John T. Lykouretzos
(Signature)

John T. Lykouretzos, Chief Executive Officer
(Name/Title)

Hoplite Offshore Master Fund, Ltd.

/s/ John T. Lykouretzos
(Signature)

John T. Lykouretzos, Director
(Name/Title)

/s/ John T. Lykouretzos*+
(Signature)

John T. Lykouretzos
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

+Principal of the investment manager or investment manager to the entity in whose account the reported securities are held.

SK 21787 0002 1489446